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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K   [ ] Form 20-F    [ ] Form 11-K   [ ] Form 10-Q

[ ] Form N-SAR

For Period Ended:     February 27, 2000
                     -----------------------------------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

--------------------------------------------------------------------------------
          Read Instruction (on back page) Before Preparing Form. Please
                                 Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full name of registrant:

     NANTUCKET INDUSTRIES, INC.
--------------------------------------------------------------------------------
Former name if applicable:

     73 FIFTH AVENUE, SUITE 6A
--------------------------------------------------------------------------------
Address of principal executive office (Street and number)

     New York, New York  10003
--------------------------------------------------------------------------------
City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |(a)   The reasons  described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense;
     |
     |(b) The subject annual report, semi-annual report, transition report on | Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
[X] | filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or transition | report on Form 10-Q, or portion thereof will be filed on or before
     |      the fifth calendar day following the prescribed due date; and
     |
     |(c)   The  accountant's  statement  or  other  exhibit  required  by  Rule
     |      12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

                                                  (Attach Extra Sheet if Needed)

                                                                 SEC 1344(11-91)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Frances Kate Levine               718                 981-8485
      ---------------------------   ------------   -----------------------
              (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                           [X] Yes  [ ] No

      --------------------------------------------------------------------------

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes  [ ] No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

================================================================================


                           NANTUCKET INDUSTRIES, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:        May 26, 2000            By: /s/ John A. Treglia
          ------------------             --------------------------------

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
-----------------------------------         ------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. Thhe information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

PART III - NARRATIVE

      The Form 10-K for the fiscal year ended February 27, 2000 could not be filed within the prescribed time period because, during the said fiscal year, Nantucket Industries, Inc. (the "Company") became insolvent and ceased all business operations.

      During the year, there was also a fundamental change in the makeup of the management of the Company. All of the executive officers of the Company resigned during the year and were not replaced until January 2000 by (i) one person who was never previously employed by the Company; and (ii) one person who was never employed by the Company in such capacity. In January 2000, one new outside director was appointed to fill the vacancy resulting from a director's resignation earlier in the fiscal year. On February 17, 2000, three of the directors who were with the Company prior to January 2000 resigned and another new outside director was appointed to fill one of the vacancies thus created.

      Because of the change in the Company's management and in its financial position and prospects, the Company's independent certifying accountant was also changed. Due to these recent and very fundamental changes and the extremely limited resources of the Company in terms of both personnel and finances, the Company was unable to file its annual report on a timely basis, but expects to file it within the prescribed period set forth in PART II (b).

PART IV - OTHER INFORMATION

(3) It is anticipated that there will be significant changes in results of operations from the corresponding period for the last fiscal year which will be reflected by the earnings statement to be included in the subject report. This change is reflective of the Company's having ceased all business activities in October 1999. An outline of the reasons for such anticipated change, will be set forth in the Management's Discussion to be included in the said report. A draft of the pertinent parts of which follows, with the caveat that there may be changes in some of the numbers in the final definitive text and in the financial statements. Such changes are not anticipated to be significant.

      Termination of Operations

            The Company experienced significant losses from operations in recent years which resulted in severe cash flow issues that negatively impacted the ability of the Company to continue its business as formerly structured. During fiscal 2000, the effect of sharply decreasing revenues over the previous four years, continuing losses from operations, interest payment defaults on outstanding debt, the lack of a long-term credit facility, and the concentration of all sales among only three customers forced the Company to discontinue all of its business and operations. The Company was unable to maintain the financing of its working capital requirements on a continuing basis. In fiscal 1995 and 1996, the Company had funded its operating losses by refinancing its debt and increasing its capital through (i) the sale of $1 million of non-voting convertible preferred stock to management; (ii) the sale of treasury stock which increased equity by $2.9 million; (iii) the completion of a $3.5 million private placement. During the several years prior to the termination of its operations, the Company had implemented a restructuring strategy aimed at improving operating results, through the reduction of costs, the streamlining of operations, and the closing of the Company's Puerto Rico plant. These efforts failed to bring the Company's operations to a profitable level. Some of the major factors and occurrences which led to the Company's insolvency and the termination of its operations are described below. For a discussion in more detail of each of the matters discussed below, reference is made to the Company's annual report on Form 10-K for the fiscal year ended February 27, 1999.

            The factors noted above resulted in the termination of all of the Company's business activities in October 1999 and the filing, on March 3, 2000, of a Voluntary Petition under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. Chief among the factors leading to the present insolvency of the Company were: (i) the loss of the Company's largest customer because of Levi-Strauss's decision, late in fiscal 1997, to sell its "Brittania" line of men's underwear and other products which the Company was licensed to manufacture and sell; (ii) the failure to meet sales goals required under various other licenses held by the Company and the resultant loss of such licenses; and (iii) the Company's incurrance of substantial amounts of debt in order to fund losses from operations and the inability of the Company to repay such debt, including the following:

      1. Termination of Levi Strauss/Brittania Operations. Commencing in September 1998, the Company held a license (the "Brittania License") from Brittania Sportswear Ltd. ("Brittania"). Levi Strauss & Co. ("Levi Strauss") was the parent company of Brittania. Under the Brittania License, the Company had the right to manufacture and market men's underwear and other products under the trademark
            "Brittania from Levi Strauss & Co". Sales under the Brittania License aggregated $14.9 million in fiscal 1997 and $4.5 million in fiscal 1998, accounting for 49% of the Company's fiscal 1997 sales, and 21% of the Company's fiscal 1998 sales. During the fiscal year ended February 27, 1999, the Company made no sales under the Brittania License. As of January 1, 1997, the Brittania License had been renewed for a five-year term, including automatic renewals of two years if certain minimum sales levels were achieved. However, on January 22, 1997, Levi's announced its intention to sell Brittania. As a result of the action taken by Levi Strauss, K-Mart, the largest retailer of the Brittania brand, and the

            Company's largest customer (accounting for sales of Brittania product of approximately $11 million in fiscal year 1997, and $3 million in fiscal year 1998), advised the Company that it would no longer continue its commitment to carry the Brittania trademark. In response, the Company filed a multi-million lawsuit against Levi Strauss and Brittania in March 1997, alleging that Brittania had breached various obligations under its license agreement with the Company, including without limitation it's covenant of good faith and fair dealing. This litigation was settled in June 1998, with the Company realizing approximately $725,000 in gross value out of such settlement.

      2. Discontinuance of GUESS? Product Line. From December 7, 1992 until the first quarter of the fiscal year ended February 27, 1999, the Company held the exclusive United States rights to produce and sell undergarments bearing the "GUESS?" trademark and variations thereof. The license was subject to termination prior to its expiration if certain minimum sales goals were not met, with the payment of minimum royalties required in the amounts of $560,000, $700,000 and $840,000 for the contract years ended May 31, 1997, 1998 and 1999 respectively. Minimum sales goals were never achieved under this license. Due to the lack of capital resources necessary to develop and support the GUESS? product line at the levels required in the licensing agreement, during fiscal 199 -- the Company, with the support of the licensor, initiated a strategy to terminate the GUESS? license, and the Company discontinued its GUESS? division during the first quarter of fiscal year 1999.

      3. Termination of "Arrow" License. Pursuant to an agreement, dated October 5, 1992, with Cluett, Peabody & Co., Inc., the Company held the exclusive United States rights (the "Arrow License") to produce and sell men's and boys' fashion underwear, T-shirts, V- neck shirts, tank tops, briefs and boxer shorts bearing the "ARROW" trademark during the period commencing January 1, 1993 and expiring, as extended, December 31, 1999. The terms of the Arrow License required that the Company pay a minimum royalty of $162,500 for each annual period through December 31, 1996, increasing to $250,000 for each annual period from January 1, 1997 through December 31, 1999. Because the Company was unable to meet the minimum sales requirements under the Arrow License, as of March 12, 1999, the Company reached an agreement with the licensor to terminate the Arrow License.

      4. Failure to Meet Minimum Sales Requirements Under "Botany 500" License. On December 21, 1992, the Company obtained from the McGregor Corporation the exclusive United States rights (the "Botany 500 License") to produce and sell men's and boys' fashion knit underwear briefs bearing the "BOTANY 500" trademark during the period commencing on January 1, 1993 and expiring, pursuant to an extension, December 31, 2001. Under the terms of the license agreement, the McGregor Corporation had the right to terminate the Botany 500 License prior to its expiration if certain minimum sales goals were not met. Minimum sales levels required under the Botany 500 License for calendar 1996 were $750,000 and $1 million for each calendar year thereafter. The Company was never able to meet the minimum sales requirements under the Botany 500 License with net sales under the license for fiscal 1997 (which included most of calendar 1996) being $652,000 and $225,000 for fiscal 1998 (which included most of calendar 1997). After fiscal 1998, the Company ceased all operations under the Botany 500 License.

      5. Loss of Revolving Credit Line. Until October 15, 1999, the Company had a fifteen million dollar revolving credit facility with Congress Financial Corp. ("Congress"). This facility provided for: (i) loans based upon eligible accounts receivable and inventory; (ii) a $3,000,000 letter of credit facility; and (iii) purchase money term loans of up to 75% of the orderly liquidation value of newly acquired and eligible equipment. Borrowings bore interest at 2-3/4% above prime. The Company's agreement with Congress required, among other things, that the Company maintain of minimum working capital and net worth levels. Borrowings under the agreement were collateralized by a lien on substantially all of the assets of the Company. As at February 27, 1999 the Company was not in compliance with the net worth and working capital covenants. This credit facility utilized was terminated by Congress on October 15, 1999 and, because of its poor financial status and outlook, the Company was not able to replace it.

      6. Continuing Default on Outstanding Debentures. On August 15, 1996, the Company completed a $3.5 million private placement with NAN Investors, L.P., an investment partnership ("NAN Investors"). Terms of this transaction included the issuance of 250,000 shares of the Company's common stock and two convertible subordinated debentures in the aggregate principal amount of $2,760,000 (the "NAN Debenture") The NAN DEBENTURES bore interest at an annual rate of 12.5%, payable semi-annually, with the principal amount due and payable on August 15, 2001. Although the NAN Debentures were convertible into the Company's common stock, NAN Investors eventually waived all conversion rights.

            Beginning in August 1997, the Company was in default on interest payments due under the NAN Debentures. The NAN DEBENTURES were secured by a second mortgage on the Company's manufacturing and distribution facility located in Cartersville, Georgia. This property was sold on October 1, 1997. To release NAN's security interest in the property and to extend the cure period with respect to a $172,500 interest payment default on the Debentures, the Company prepaid $707,000 of the principal amount of the Nan Debentures plus a $176,000 prepayment penalty.(1) In connection therewith, in September 1997, the Company entered into an agreement with NAN Investors (the "First NAN Forbearance Agreement") providing for the extension of cure period for the default on the interest payments. The NAN Forbearance Agreement was extended month by month until May 1998, at which time, the Company entered into an another forbearance agreement with NAN Investors (the "Second NAN
            Forbearance Agreement") to extend, until December 1998, the cure period for interest payments then in default (totalling $322,551) as well as the interest payment, which was to fall due in August 1998. In consideration for such extension, the Company agreed to secure the NAN Debentures by a first priority lien on all the assets of the Company, both tangible and intangible, to the extent not otherwise prohibited under the Congress revolving credit facility and to issue to NAN Investors five-year warrants convertible to a total of 16,500,000 shares of the Company's stock at an exercise price of $.10 per share. Subsequent to its entering into the Second NAN Forbearance Agreement, the Company again fell into default on all interest payments due after August 1997. There was no forbearance agreement in effect with respect to interest payments which fell due subsequent to December 1998 and therefore, at that point, the Company was in default with respect to the full principal amount of the NAN Debentures and all unpaid interest accrued thereon, which at that time totalled $2,052,986. Pursuant to their rights under the NAN Security Agreement, NAN Investors took possession of all of the Company's assets, subject to the release of the senior creditor (Congress). These assets consisted entirely of inventory and receivables. NAN Investors ultimately realized a total of $1,222,654 from the sale or collection of such assets, reducing the Company,'s indebtedness to $826,845 as at the end of fiscal 2000. In recognition of NAN Investors rights, under the NAN Security Agreement, to any and all remaining assets of the Company, on February 17, 2000, the Company surrendered to NAN Investors, all of its right, title, and interest in certain unasserted claims it believes it had against Target Stores, Inc. and SGS U.S. Testing Co., Inc. (the "Claims") on the condition that the net amount collected in respect of the Claims be set off against the amount of the Company's indebtedness to NAN Investors. Management believed that the value of the Claims would thus be maximized because the Company lacked the financial resources to assert the Claims and NAN Investors already had an existing right to any amounts that the Company might


--------
      (1) Total proceeds from the sale of the Cartersville facility were $2,850,000. In addition to the $883,000 paid to NAN Investors by way of a $707,000 prepayment of principal and a $176,000 prepayment penalty, the Company used $525,000 to pay other financing secured by this property. The remaining proceeds were utilized to reduce the Company's revolving credit financing.

            collect in respect of the Claims. Management believed that the Claims consisted of: (i) a claim against Target Stores, Inc. for unauthorized off-sets and credits taken in a presently undetermined amount; (ii) a claim against SGS U.S. Testing Co., Inc. in the approximate amount of $35,000. To the best of present management's knowledge, NAN Investors is currently pursuing all legal remedies available with respect to these claims.

            In the years preceding the termination of operations, the Company had experienced difficulty in filling all of its orders, caused in large part by recurring cash shortages, the expiration of its working capital financing arrangements, and the failure to obtain the investment necessary to support and develop the GUESS? product line. From at least fiscal 1996 onwards, the Company had attempted to address its liquidity issues by the infusion of debt and equity financing, including (i) a refinancing in March 1994; (ii) additional equity of $3.9 million raised in fiscal 1995;
      (iii) an August 1996 $3.5 million private placement, which left the Company with $2,760,000 in debt under the NAN Debentures, bearing interest at an annual rate of 12.5%; and (iv) by the reduction in costs associated with the consolidation and restructuring of the operations in fiscal 1998 and 1999, and the attempt to more effective management of working capital. All of these efforts, however, failed to keep the Company solvent and with the loss of the Brittania License, continuing losses from operations, interest payment defaults, and the lack of any credit facilities, the Company was forced to discontinue all business operations by the end of October 1999. For a discussion in more detail of the restructuring strategy which the Company implemented in attempts to improve operating results and enhance its financial resources, reference is made to Item 7 of Part II of the Company's annual report on Form 10-K for the fiscal year ended February 27, 1999.

            In fiscal year 1998, the financial statements, through operating results, reflects $1.8 million in restructuring charges including $1.2 million associated with the phase out of the GUESS? division ($660,000 inventory write-offs, $540,000 in deferred costs and other charges), with the balance associated with write-downs, and reserves of asset values, and other non cash items. The operating results for fiscal 1999 include $1,930,000 in other income all of which is a result of settled litigation as discussed earlier. The operating results for fiscal 2000 do not include any unusual credits or charges.

      Results of Operations

      Sales

            Total net sales for the fiscal year ended February 27, 2000 were $5,344,223, which represented a decrease of approximately 53.6% from fiscal 1999 when total net sales were approximately $11.5 million. In turn, fiscal 1999 net sales had represented a decrease of 47% from fiscal 1998, when net sales totaled $21.7 million. Net sales for 1998 also represented a decrease from net sales for 1997 which had totaled $30.4 million.

            No sales were generated under the discontinued Brittania license in fiscal 2000 or fiscal 1999 as compared to $4.5 million in fiscal 1998. Sales under the Brittania license in fiscal 1998, in turn, had represented a decrease of $10.4 million from Brittania sales in fiscal 1997.

            Operations under the GUESS? License were completely phased out by the first quarter of fiscal 1999. There were, therefore, no sales attributable to this line in fiscal 2000, as compared to $2.4 million in fiscal 1999 and $7 million in fiscal 1998.

            Former management of the Company has attributed the steady decline in total net sales, since fiscal 1998, primarily to the phase out of the Brittania product associated with the actions announced by Levi to dispose of the Brittania brand, and the loss of certain styles to competitors within the Company's business environment as well as a lack of sufficient working capital.